Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Early Tender Results for its Previously Announced Consent Solicitation and Tender Offer and Early Settlement Date

Hamilton, Bermuda, June 9, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced the early tender results, as of 5:00 p.m., New York City time, on June 8, 2026 (the “Early Tender/Consent Deadline”), in respect of the previously announced offer by Borr IHC Limited, its wholly-owned subsidiary (the “Issuer”), to purchase for cash (the “Tender Offer”) (i) any and all of its outstanding 10.000% Senior Secured Notes due 2028 (the “2028 Notes”) and (ii) any and all of its outstanding 10.375% Senior Secured Notes Due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”), and the related solicitation of consents (the “Consent Solicitation”) from Holders to vote in favor of certain proposed amendments (the “Proposed Amendments”) to the indenture dated November 7, 2023 (as amended or supplemented from time to time, the “Existing Indenture”), in each case pursuant to the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated May 26, 2026 (as amended or supplemented from time to time, the “Statement”). Capitalized terms used in this release but not otherwise defined have the meaning given in the Statement.

On May 27, 2026, the Issuer priced an offering of $1,100,000,000 8.750% Senior Secured Notes due 2032 and $935,000,000 9.000% Senior Secured Notes due 2034 (together, the “New Notes Offering”) in connection with satisfaction of the Financing Condition. The closing of the New Notes Offering is expected to occur on June 10, 2026 and is subject to customary closing conditions.

Early Tender Results
The Withdrawal/Revocation Time and the Early Tender/Consent Deadline passed at 5:00 p.m., New York City time, on June 8, 2026.

The following table sets forth certain information regarding the Notes and the Tender Offer, including the aggregate principal amount of Notes (and related Consents) that were validly tendered and not validly withdrawn as of the Early Tender Time according to Global Bondholder Services Corporation, the Tender Agent and Information Agent for the Tender Offer:

Notes	CUSIP / ISIN Numbers	Original Principal Amount Issued	Outstanding Principal Amount	Aggregate Original Principal Amount Tendered
			(1)
10.000% Senior Secured Notes Due 2028	Rule 144A: 100018 AA8 /US100018AA89 Regulation S: G1467F AA1 / USG1467FAA15	$1,380,696,000.00	$1,128,129,659.88	$1,324,402,000

10.375% Senior Secured Notes Due 2030	Rule 144A: 100018 AB6 / US100018AB62 Regulation S: G1467F AB9 / USG1467FAB97	$877,094,000.00	$770,650,554.20	$794,306,000

(1)
As of May 22, 2026. For the 2030 Notes, this reflects the initial aggregate original principal amount of 2030 Notes adjusted to reflect amortization in respect thereof. For the 2028 Notes, this reflects the initial aggregate original principal amount of 2028 Notes adjusted to reflect amortization in respect thereof.

The Company has received valid and unrevoked tenders (and related Consents) of Notes representing 95.92% of the aggregate original principal amount of the 2028 Notes outstanding and 90.56% of the aggregate original principal amount of the 2030 Notes outstanding, representing 93.84% of the aggregate original principal amount of the Notes outstanding. Holders can no longer validly withdraw tenders of Notes (and revoke related delivered Consents) as the Withdrawal/Revocation Time has passed.

In addition, pursuant to the terms of the Existing Indenture, as Holders of more than 90% of the aggregate original principal amount of the outstanding 2028 Notes and Holders of more than 90% of the aggregate original principal amount of the outstanding 2030 Notes have validly tendered and not withdrawn Notes in the Tender Offer, the Issuer intends to redeem all remaining Notes of each such series that remain outstanding (after giving effect to the purchase of tendered Notes on the Early Settlement Date) at a redemption price equal to the price offered to each tendering Holder (excluding any early tender or incentive fee) plus, to the extent not included in the payment to tendering Holders, accrued and unpaid interest, if any, to, but excluding, the date of such redemption. The Issuer intends to issue a notice of redemption promptly on or after the Early Settlement Date with an anticipated redemption date of such remaining Notes on or promptly after the Final Settlement Date. However, there can be no assurance that any Notes will be so redeemed. Nothing contained herein shall constitute a notice of redemption for the Notes.

Because the Company received consents of Holders representing 93.84% of the outstanding aggregate principal amount of the Notes, such Notes having been validly tendered (and not validly withdrawn), on June 8, 2026, the Issuer and BNY Mellon Corporate Trustee Services Limited, as trustee, and Wilmington Trust (London) Limited, as security agent, among others, executed supplemental indentures to the Existing Indenture (the “Supplemental Indentures”), which implement the Increased Offer Proposed Amendments. The Increased Offer Proposed Amendments will (i) remove substantially all of the covenants and other obligations under the Indenture that can be removed with the consent of Holders of a majority of the aggregate principal amount of the Notes then outstanding and (ii) release all Liens in the Collateral securing the Notes and disapply certain covenants relating to the Collateral.

The Supplemental Indentures will only become operative upon the Early Settlement Date (as defined below) if the relevant settlement conditions (as described under the caption “Conditions to Consummation of the Tender Offer and the Consent Solicitation” contained in the Statement) are satisfied or waived.

On the Early Settlement Date (as defined below), Holders who validly tendered their Notes (and related Consents) before the Early Tender/Consent Deadline are eligible to receive:

(i)
for each $1,000 original principal amount of the 2028 Notes, an amount determined in the manner described in the Statement by reference to the Fixed Spread for the 2028 Notes specified on the front cover of the Statement over the applicable Reference Yield based on the bid-side price of the applicable Reference Security specified on the front cover of the Statement, and

(ii)	for each $1,000 original principal amount of the 2030 Notes, $1,060.00.

Holders may continue to tender their Notes (and thereby deliver Consents) until 5:00 p.m., New York City time, on June 24, 2026, in respect of the Tender Offer and Consent Solicitation, unless extended or earlier terminated by the Issuer in its sole discretion, subject to applicable law (the “Expiration Time”). Holders who validly tender their Notes (and related Consents) after the Early Tender/Consent Deadline but at or prior to the Expiration Time will not be eligible to receive the Total Consideration, but will be eligible to receive the Tender Offer Consideration on the Final Settlement Date (as defined in the Statement).

The Tender Offer Consideration or the Total Consideration, as applicable, will be multiplied by the applicable Factor (as defined in the Statement), which reflects the partial amortization of the Notes.

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest, multiplied by the applicable Factor from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date.

Important Dates and Times
Pursuant to the terms and conditions of the Statement, the Issuer has elected to settle on June 10, 2026 the Notes tendered at or prior to the Early Tender/Consent Deadline (the “Early Settlement Date”).

The final settlement date will occur promptly following the Expiration Time and is expected to be the second business day after the date on which the Expiration Time occurs (the “Final Settlement Date”). The Issuer reserves the right in its sole discretion, subject to applicable law, to (i) waive prior to the Expiration Time any and all conditions to the Tender Offer; (ii) extend the Expiration Time; (iii) amend the terms of the Tender Offer and Consent Solicitation in any respect; or (iv) terminate, withdraw or otherwise decide not to proceed with the Tender Offer and Consent Solicitation at any time prior to or at the Expiration Time and not accept for purchase or payment any Notes not theretofore accepted for purchase or payment.

The Issuer’s obligations to accept for purchase and pay for Notes pursuant to the Tender Offer and the Consent Solicitation is subject to the satisfaction of, or where applicable, the Issuer’s waiver of, the conditions set forth under “Conditions to Consummation of the Tender Offer and the Consent Solicitation,” including the Financing Condition, the Supplemental Indenture Condition, and the General Conditions as described in the Statement.

Information Relating to the Tender Offer and the Consent Solicitation
The Company has engaged Citigroup Global Markets Inc is acting as the dealer manager and solicitation agent for the Tender Offer and the Consent Solicitation (“Dealer Manager and Solicitation Agent”). Questions regarding the terms of the Tender Offers and Consent Solicitations may be directed to Citigroup Global Markets Inc. at +1 (212) 723-6106 (banks and brokers) or +1 (800) 558-3745 (toll-free) or via email at ny.liabilitymanagement@citi.com. Global Bondholder Services Corporation is acting as (i) the Information Agent for the Tender Offer and the Consent Solicitation, (ii) the Tender Agent for the Tender Offer and (iii) the Tabulation Agent for the Consent Solicitation. Requests for copies of the Statement should be directed to Global bondholder Services Corporation at +1 (212) 430- 3774 (banks and brokers) or +1 (855) 654-2014 (toll-free) or via email at contact@gbsc-usa.com.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the Tender Offer and Consent Solicitation, including expected Early Settlement Date, the Financing Transaction and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Tender Offer and Consent Solicitation including risks relating to the terms and conditions of the Tender Offer and the Financing Transaction and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208